# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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## FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  July 6, 2005

## PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

| Maryland | 1-11533 | 74-2123597 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 1.01. Entry into a Material Definitive Agreement**

On July 6, 2005, Parkway Properties, Inc., through affiliated entities, ("Parkway") entered into a limited partnership agreement forming a $500 million discretionary fund with Ohio Public Employees Retirement System ("Ohio PERS") for the purpose of acquiring high-quality multi-tenant office properties. The description of the limited partnership agreement contained herein is qualified in its entirety by the text of such agreement, which is attached hereto as Exhibit 10 and is incorporated by reference herein.

Ohio PERS will be a 75% investor and Parkway will be a 25% investor in the fund, which will be capitalized with approximately $200 million of equity capital and $300 million of non-recourse, fixed-rate first mortgage debt. The fund will target acquisitions in the existing core Parkway markets of Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale and Jacksonville.

The fund will target properties with a cash on cash return greater than 7% and a leveraged internal rate of return of greater than 11%. Parkway will serve as the general partner of the fund and will provide asset management, property management, leasing and construction management services to the fund, for which it will be paid market-based fees. After each partner has received a 10% annual cumulative preferred return and a return of invested capital, 20% of the excess cash flow will be paid to the general partner and 80% will be paid to the limited partners. Through its general partner and limited partner ownership interests, Parkway may receive a distribution of the cash flow equivalent to 40%. Parkway will have three years to identify and acquire properties for the fund (the "Commitment Period"), with funds contributed as needed to close acquisitions. Parkway will exclusively represent the fund in making acquisitions within the target markets and within certain predefined criteria. Parkway will not be prohibited from making fee-simple or joint venture acquisitions in markets outside of the target markets, acquiring properties within the target markets that do not meet the fund's specific criteria or selling or joint venturing any currently owned properties. The term of the fund will be seven years from the expiration of the Commitment Period, with provisions to extend the term for two additional one-year periods.

**ITEM 9.01. Financial Statements and Exhibits**

(c)     Exhibits.

(10)     Limited Partnership Agreement of Parkway Properties Office Fund, L. P. by and among PKY Fund, LLC, Parkway Properties L. P. and PERS Holding Company Limited, L. L. C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    July 7, 2005

PARKWAY PROPERTIES, INC.


By: /s/ Mandy M. Pope
          Mandy M. Pope
          Chief Accounting Officer